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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number

CS China Acquisition Corp.
(Translation of registrant’s name into English)

Room 1708 Dominion Centre, 43-59 Queen's Road East, Wanchai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

CS CHINA ACQUISITION CORP. (“CS CHINA”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING CS CHINA SECURITIES, REGARDING ITS ACQUISITION OF ALL THE OUTSTANDING CAPITAL STOCK OF ASIA GAMING & RESORT , LTD. (“AGRL”), AS DESCRIBED IN THIS REPORT.  THIS REPORT ON FORM 6-K WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

CS CHINA, AGRL AND SPRING FORTUNE INVESTMENT LTD., THE CURRENT PARENT COMPANY OF AGRL, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF CS CHINA SHAREHOLDERS TO BE HELD TO APPROVE THE ACQUISITION.

EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS, WHO ACTED AS UNDERWRITERS IN CS CHINA’S INITIAL PUBLIC OFFERING, WILL RECEIVE DEFERRED UNDERWRITING COMMISSIONS TOTALLING $993,600 UPON CONSUMMATION OF THE ACQUISITION.  IF THE ACQUISITION IS NOT CONSUMMATED AND CS CHINA DOES NOT CONSUMMATE ANOTHER BUSINESS COMBINATION TRANSACTION BY FEBRUARY 15, 2011, SUCH DEFERRED UNDERWRITNG COMMISSIONS WILL BE FORFEITED BY THE UNDERWRITERS AND WILL BE INCLUDED AMONG THE FUNDS THAT WILL BE AVAILABLE TO THE CS CHINA SHAREHOLDERS UPON LIQUIDATION.

SHAREHOLDERS OF CS CHINA AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, CS CHINA’S PROXY STATEMENT IN CONNECTION WITH CS CHINA’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  SUCH PERSONS CAN ALSO READ CS CHINA’S FINAL PROSPECTUS, DATED AUGUST 11, 2008 FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE CS CHINA OFFICERS AND DIRECTORS AND OF EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION.  THE PROXY STATEMENT WILL BE MAILED TO SHAREHOLDERS AS OF THE CLOSE OF BUSINESS ON JANUARY 13, 2010, WHICH HAS BEEN ESTABLISHED AS THE RECORD DATE FOR VOTING ON THE ACQUISITION.  SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO:  CS CHINA ACQUISITION CORP., ROOM 1708 DOMINION CENTRE, 43-59 QUEEN’S ROAD EAST, WANCHAI, HONG KONG.  THE PROXY STATEMENT, ONCE AVAILABLE, WILL BE FILED WITH THE SEC UNDER A FORM 6-K AND MAY THEREFORE ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

 Meeting Date and Record Date Set for Extraordinary General Meeting of Shareholders

CS China Acquisition Corp. (“CS China”) will hold an extraordinary general meeting of shareholders on February 2, 2010 to consider and vote upon, among other matters, a proposal to approve the Stock Purchase Agreement dated October 6, 2009, as amended, among CS China, Asia Gaming & Resort, Ltd. (“AGRL”) and Spring Fortune Investment Ltd (“Spring Fortune”) providing for the purchase by CS China from Spring Fortune of all of the outstanding capital stock of AGRL.  Shareholders of record at the close of business on January 13, 2010 will be entitled to attend the meeting and vote their shares, in person or by proxy.  CS China will distribute to such shareholders its proxy statement with respect to the matters to be addressed at the extraordinary general meeting in sufficient time to meet all applicable legal requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2010	CS China Acquisition Corp.
(Registrant)

	By:	/s/ James R. Preissler
Chief Financial Officer